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VIA EDGAR

November 24, 2021

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Thomas Jones, Staff Attorney

Sherry Haywood, Staff Attorney

Division of Corporation Finance

Office of Manufacturing

Re:	ECP Environmental Growth Opportunities Corp.

Amendment No. 1 to Registration Statement on Form S-4

Filed October 8, 2021

File No. 333-259335

Ladies and Gentlemen:

On behalf of our client, ECP Environmental Growth Opportunities Corp. (the “Company”), we submit this letter setting forth the responses of the Company to the comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated November 4, 2021 (the “Comment Letter”) with respect to Amendment No. 1 to the Registration Statement on Form S-4 filed with the Commission by the Company on October 8, 2021. Concurrently with the filing of this letter, the Company has filed Amendment No. 2 to the Registration Statement on Form S-4 (the “Registration Statement”) through EDGAR.

For your convenience, we have set forth each comment of the Staff from the Comment Letter in bold type below followed by the Company’s response thereto. Unless otherwise indicated, capitalized terms used herein have the meanings assigned to them in the Registration Statement.

Amendment No. 1 to Registration Statement on Form S-4 filed October 8, 2021

Unaudited Pro Forma Condensed Combined Financial Information

3. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information, page 111

1.

We note your responses to prior comments 13 and 14 and appreciate the additional you provided; however, we note the share and per share amounts you have disclosed disclosures are based on shares of Fast Radius. In order to clarify the impact of these adjustments on the post-combination entity, please also disclose the numbers of shares that the shares of Fast Radius will be converted into as a result of the Business Combination. This comment is also applicable to the disclosures you provided in your response to prior comment 20. Please clarify how your estimates of the fair value of Fast Radius compare to the fair value implied by the Business Combination.

November 24, 2021

Response: In response to the Staff’s comment, the Company has revised pages 113 and 215 of the Registration Statement. Based on the per share merger consideration to be paid by the Company pursuant to the Merger Agreement, after accounting for the conversion exchange ratio that will be used in calculating the amount of such per share merger consideration, the implied fully diluted share price for Fast Radius’ common stock immediately prior to Closing would be $10.00 per share. The private company valuations of the Fast Radius board of directors differ from the public company valuation of Fast Radius by ENNV and the PIPE Investors principally due to the private company discount for the lack of marketability and probability of various scenarios/liquidity events at various points in time.

Proposal Nos. 2A—2D The Charter Proposal, page 126

2.	We note your response to prior comment 16. Please ensure that your proxy card will allow shareholders to vote on each material change to the charter separately.

Response: In response to the Staff’s comment, the Company confirms that the proxy card will allow shareholders to vote on each material change to the charter separately.

The Business Combination

Unaudited Prospective Financial Information of Fast Radius, page 241

3.

If accurate, please clarify that free cash flow is calculated as cash flow from operations less capital expenditures, otherwise, please re-name the measure you present and explain why it is meaningful.

Response: In response to the Staff’s comment, the Company has revised page 245 of the Registration Statement.

Material U.S. Federal Income Tax Considerations, page 274

4.	Please reconcile the disclosure in the eighth bullet point on page 261 about the merger qualifying as a reorganization with the last sentence of your response to prior comment 23.

Response: The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Registration Statement will not serve as an information statement for the shareholders of Fast Radius with respect to their approval of the Merger. The eighth bullet point on page 264 of the Registration Statement provides that the parties will take commercially reasonable efforts to have the Merger qualify as a reorganization within the meaning of Section 368(a) of the Code. Whether the Merger actually qualifies as a reorganization within the meaning of Section 368(a) of the Code should only impact Fast Radius’ shareholders as the Fast Radius shareholders would generally recognize gain or loss on the exchange of their shares if the Merger did not qualify for tax-free

November 24, 2021

treatment. However, the Company’s shareholders would not be affected (either positively or negatively) by the Merger qualifying as a reorganization within the meaning of Section 368(a) of the Code as they are not exchanging any shares. Thus, the tax consequences of the Merger qualifying as a reorganization within the meaning of Section 368(a) of the Code should not be material to an investor. Furthermore, the eighth bullet point on page 264 of the Registration Statement merely provides that the parties have agreed to take commercially reasonable efforts to have the Merger qualify for tax-free treatment and is not a representation as to the tax consequences. Therefore, because the tax consequences are not material to the Company’s shareholders and there is not a representation as to the tax consequences set forth in the filing, the Company respectfully submits to the Staff that an opinion is not required under Item 601(b)(8) of Regulation S-K.

*    *    *    *

November 24, 2021

We hope that the foregoing has been responsive to the Staff’s comments and look forward to resolving any outstanding issues as quickly as possible. Please direct any questions or comments regarding the foregoing to Ryan J. Maierson of Latham & Watkins LLP at (713) 546-7420 or Ryan.Maierson@lw.com.

Very truly yours,

/s/ Ryan J. Maierson
Ryan J. Maierson

cc:	Tyler Reeder, ECP Environmental Growth Opportunities Corp.

Drew Brown, ECP Environmental Growth Opportunities Corp.

Lou Rassey, Fast Radius, Inc.

David A. Kurzweil, Latham & Watkins LLP

David E. Owen, Latham & Watkins LLP

Scott Kapp, DLA Piper LLP (US)

Adam Spector, DLA Piper LLP (US)